Exhibit 99.6
101 Applications enabled by lithography

Some facts and trends......... Lithography is at the heart of many applications we take for granted every day These applications outperform logic and memory devices in growth They are very high tech, but in a different form There are many materials other than silicon Applications are only limited by human imagination A few examples of applications.... Semiconductor companies find niche markets or start Micro- ElectroMechanical Systems foundries; 200 mm wafer fabs with older generations systems are increasingly being used

Some examples Some examples Lab on a Chip (LOC) for counting red blood cells DNA analysis (?Affymetrix) Camera pill with image sensor, RF circuitry, processor and memory Gyroscopes in the iPhone (?Apple) Micro-mirrors for beamers (?TI) (?TI) (?TI) 40 ?Watt Energy Harvester (?IMEC)

Some of the big players in these markets MicroElectroMechanical Systems (MEMS) HP: inkjet heads ST Microelectronics: accelerometers Texas Instruments: micro-mirrors Robert Bosch: pressure sensors, accelerometers TSMC starting up a MEMS foundry activities Thin Film Head (TFH) Seagate Technologies: HDD Western Digital: HDD Hitachi Global Storage Technologies: HDD Fujitsu: HDD TDK Group: TFH foundry

The program Peter ten Berge Diversity of MicroElectroMechanical Systems (MEMS) Widespread use of Compound Semiconductors High end tech of Thin Film Heads (TFH) in Hard Disk Drive (HDD) Henk van Zeijl Applications at DIMES (Delft Institute of MicroElectronics and Submicron technology, Technical University of Delft) Time for questions

Focus on lithography applications

Now we'll shed some light on MicroElectroMechanical Systems (MEMS) Compound semiconductors Thin Film Heads (TFH)

Now we'll shed some light on MicroElectroMechanical Systems (MEMS) Compound semiconductors Thin Film Heads (TFH)

The MEMS market is diverse and booming

MEMS market forecast 2007 - 2012 in volume (units)


Million Units
0
1000
2000
3000
4000
5000
6000
7000
8000
9000
2004
2005
2006
2007
2008
2009
2010
2011
2012
Emerging MEMS
Micro fuel cells
Micro tips & probes
RF MEMS
Microfluidics for drug delivery
Microfluidics for diagnostics
Microfluidics for research
Microdisplays
Microbolometers
MOEMS (fiberoptics telco, μspectrometers)
Gyroscopes
Accelerometers
Si microphones
Pressure sensors
IJ heads

Revenues 2007 ~ 7 B$
CAGR 2007-2012
Revenues: 17%
Units: 32%

- Telecommunication
- Automotive
- Medical
- Consumer
- IT peripherals


Accelerometer (© IC Mechanics)


Pressure sensor (© ST)


Si microphone


Gyroscope (© UC Irvine)

Source: Yole development 2008

Slide 9 |

ASML

MEMS technology is often bulk production

MEMS segment Technology & working principle
Inkjet Heads Bulk, Drop-on-demand, thermal / piezo
Pressure Sensors Bulk / surface, capacitive / piezo
Inertial Sensors Bulk / Surface, capacitive
RF MEMS Surface, large variation of working principles
Si Microphones Bulk / Surface, capacitive
Magnetic Sensors Surface, Hall effect / AMR / GMR


IBM

Planar

High topology imaging

Double side alignment

Bulk


ASML/MicroChem


Chipworks.com

Slide 10 |

ASML

3DAlignTM is a patented revolutionary technology developed for the MEMS market New technology supporting the transition from contact aligners to reduction projection lithography Top Lens Wafer Side View Wafer table Optics alignment marker

Now we'll shed some light on MicroElectroMechanical Systems (MEMS) Compound semiconductors Thin Film Heads (TFH)

Compound semiconductor (III-V, IV) devices can be found everywhere Source: Yole Development 2008 Emerging litho applications Volume litho applications

High power at high frequencies: Use of compound semiconductors Eg bandgap Vs velocity Breakdwn field Thermal conduct. [eV] [107cm/s] [MV/cm] [W.K/cm] Si 1.1 1.0 0.3 1.5 GaAs 1.4 1.3 0.4 0.5 SiC 3.2 2.0 3.0 4.9 GaN 3.4 2.7 3.0 1.5 Source: RFMD 2005

Compound: SAW filters, new applications require higher frequencies Source: Epcos 2008 Applications technology LiNbO3

Trend: towards integration of photonics Source: Intel Source: Intel Photonics circuits use many different compounds CMOS circuitry is made on silicon and others on f.i. Indium Phosphide (InP) Big push to integrate all these functions onto one substrate

Compound devices with better performance More power Higher frequencies Broader bandwidths Si GaAs SiC GaN LiNbO3 Small wafer handling Non-Si wafer handling Dedicated (process) support Pushing resolution / wavelength

Now we'll shed some light on MicroElectroMechanical Systems (MEMS) Compound semiconductors Thin Film Heads (TFH)

Digital storage: life logging a next killer app ? In 2007 a total of 281 Exabytes were generated ^ 43 GB/person 1 Exabyte = 1,000,000,000 Gigabytes (GB) Digital footprint / person will increase > 15x in the next 7 years Wearable personal video technology for life logging Source: Coughlin Associates Jan 2008 Source: Coughlin Associates Jan 2008

Source: HGST, IDEMA Dec 2007, Coughlin Associates 2008 Storage requirements drive huge HDD demand, to >2,000,000,000 TFHs per year by 2010 One Thin Film Head is an integrated Read Head / Write Head device

New technologies are introduced to support the areal density roadmap Source: Seagate, IDEMA Dec 2007 Magnetic medium Read sensor Write head coils Perpendicular recording (current state of art) Heat assisted magnetic recording Patterned media Disk rotates along this axis

Source: IBM, Bob Fontana, DiskCon Sept 2008 Smallest CD < 40 nm Overlay 9 nm CD control 5 nm $/GB ratio ^ areal (bit) density ^ tight litho requirements By 2010 requirements are close to ITRS TFH HDD storage capacity: Areal Density is the driver

High end IC & TFH litho: many differences

	IC	TFH	Comment
Wafer material	Si	AlTiC	2x heavier/m^2
Wafer diameter	300 mm	150-200 mm	risk of obsolete equipment
Wafer thickness	775 µm	1200-2000 µm	not a SEMI standard
Dies / wafer	~1,000	40,000-70,000	fewer wafers required
Field wafer layout	n.a.	rowbar layout	absolute grid
Dielectric thickness	< 0.3 µm	> 3 µm	tight OPO
Resist thickness	< 0.2 µm	0.2-1.0 µm	wavelength / resist choice
Feature type	dense L&S	iso line & trench	litho extendibility
Wavelength	ArFi	ArF / KrF	NA /λ vs. dose / focus
Throughput	scanner limited	track limited	"idle" time scanner

TFH industry uses litho tools with their roots in the IC industry

Slide 23 |

ASML

AlTiC vs Si: Increasing the overlay challenge AlTiC (64% Al2O3 - 36%Ti - C) AlTiC (64% Al2O3 - 36%Ti - C) AlTiC (64% Al2O3 - 36%Ti - C) Si Phase Phase Amorphous Crystalline Crystalline Thermal expansion (ppm/C) Thermal expansion (ppm/C) 7.5, isotropic 2.5, anisotropic 2.5, anisotropic Thermal conductivity (W/m.K) Thermal conductivity (W/m.K) 25 150 150 Typical exposure time of a wafer falls in this range Si AlTiC Lot of 3 AlTiC wafers World Class Performance

ASML is market & technology leader in TFH TFH fab ~ 65% of all TFHs are made using ASML lithography tools

Thank you for your attention